August 2, 2007


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

         Re:  Stem Cell Innovations, Inc.
              ---------------------------
              Form 10-KSB for the Fiscal Year Ended December 31, 2006 Filed April 2, 2007
              File No. 000-10379


Dear Mr. Rosenberg:

         We are in receipt of a letter (the "Comment Letter"), dated June 28, 2007, setting forth the comments of the staff of the Securities and Exchange Commission on the Company's Form 10-KSB for the Fiscal Year Ended December 31, 2006. The Company's response to the comments is set forth below.

Item 7.  Financial Statements, page 27
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Notes to Consolidated Financial Statements, page 33
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Note 5. Notes Payable and Redeemable Series 2 Preferred, page 38
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     1.  Please provide us your accounting analysis with reference to authoritative literature demonstrating that recording amounts due Eaglestone at the amount at which you have the right to defease complies with GAAP as of each reporting date beginning March 31, 2006 through March 31, 2007. In your response, please address how the likelihood of defeasing the amount due to Eaglestone before May 14, 2007 given your financial position entered into your analysis.

Background
----------

         In connection with the merger (the "Merger") which took place on February 14, 2006, the Eaglestone Investment Partners I, L.P. ("Eaglestone") investment was restructured. In exchange for its investment, Eaglestone received 2,000,000 shares of Series 2 Preferred Stock, par value $.01 per share (the "Series 2 Preferred"), of the Company, which is redeemable by the Company for an aggregate payment of $3,065,000, a promissory note in the principal amount of $2,935,000 (the "Eaglestone Note") and a royalty right with respect to revenues of the Company related to ACT's C3A liver cell line technology (the "Royalty Right").

         The Eaglestone Note bears interest at the rate of 4% per annum from the date of the Merger and is repayable on June 15, 2009 or earlier to the extent of
(i) 50% of the excess proceeds of an offering of equity securities by the Company that raises in excess of $6.5 million of net proceeds, (ii) 10% of the excess proceeds of a series of such equity offerings that raise in excess of $15 million or (iii) 25% of after-tax net income of the Company in excess of $1 million measured cumulatively from the closing of the Merger, and is also repayable in full if there is a change in control of the Company. The Series 2 Preferred is mandatorily redeemable on June 15, 2009 or earlier on the same basis as the Eaglestone Note described above after the repayment of the Eaglestone Note. In addition, the Royalty Right entitles Eaglestone to 2.5% of the revenues from products incorporating the C3A liver cell line technology for the greater of 10 years or the life of the relevant patents. Until the Eaglestone Note is repaid and the Series 2 Preferred redeemed as set forth above, Eaglestone is also entitled to a 2.5% royalty on any other sales and licensing revenues of the Company and its subsidiaries, provided, however, that any such other royalty payments will be credited against the Company's obligations to pay the principal of and interest on the Eaglestone Note and to redeem the Series 2 Preferred.

         Eaglestone also granted the Company an option to repurchase the Eaglestone Note and the Series 2 Preferred at any time prior to May 14, 2007, for $4.8 million, against which were credited prior principal payments on the Eaglestone Note and redemption payments on the Series 2 Preferred, any royalty payments resulting from technologies other than the C3A liver cell line technology and the principal amount of any portion of the Eaglestone Note or the liquidation value of any Series 2 Preferred voluntarily exchanged by Eaglestone for other equity securities of the Company.

Discussion
----------

         Although not directly on point, EITF 98-1 provides that in determining the fair value of a long term liability, the issuer's prepayment option should be considered. The preparation of our financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements. We base our estimates on the terms of underlying agreements (which include the prepayment option), the expected course of development, historical experience and other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities.

         Under the terms of our agreement with Eaglestone Investment Partners 1, L.P. ("Eaglestone"), we had the option (the "Eaglestone Option") to repay the amounts due Eaglestone (the "Eaglestone Obligations") prior to May 14, 2007 for $4.8 million. We believed that our ability to take advantage of the Eaglestone Option would be based upon (i) raising funds by issuing debt and/or equity securities and/or (ii) licensing our proprietary pluripotent stem cell technology ("Pluricelltm Technology").

         We are continually attempting to raise funds to support our operations by issuing debt or equity securities. In each of November 2006 and February 2007, we issued $1 million of convertible debt securities. In addition, we have

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

had numerous discussions with and received term sheets from institutions which invest in companies such as ours. Both of the term sheets which we received were for equity line transactions and had the potential to generate sufficient proceeds to allow us to take advantage of the Eaglestone Option. In both cases, we decided that the terms were not acceptable.

         A portion of our business development activities have been focused on licensing our Pluricelltm Technology. Because our most advanced research and development activities with respect to our Pluricell Technology are in the production of human motor neurons, our initial targets for contract research and licensing have been in the field of neurodegenerative diseases, such as Amyotrophic Lateral Sclerosis ("ALS"), Huntington Disease, and Parkinson's Disease. In December 2006, we entered into an agreement with Biofocus Discovery Limited pursuant to which we will provide human motor neurons made utilizing our Pluricell Technology which would allow them to discover genes which could be potentially useful in the development of a treatment for ALS. We have had discussions with many pharmaceutical and biotechnology companies with respect to our Pluricell Technology but have not been able to conclude a licensing transaction.

         As of each reporting date commencing March 31, 2006, we evaluated (i) our financial position, (ii) our prospects for issuing debt and/or equity securities, and (iii) our prospects for licensing our Pluricell Technology to a pharmaceutical or biotechnology company, and believed that we would be able to take advantage of the Eaglestone Option. Therefore, we carried the Eaglestone Obligations on our balance sheet at the amount at which we could exercise the Eaglestone Option and disclosed in the footnotes to our financial statements the consequences of not exercising the Eaglestone Option. We believe this accounting treatment represents the substance over form with respect to the transaction.

         In response to the Comment Letter dated June 28, 2007 and with respect to all other SEC filings, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Sincerely,


                                       /s/ JAMES H. KELLY
                                       ------------------------------------
                                       James H. Kelly
                                       Chief Executive Officer and
                                       Chief Financial Officer


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